

Mail Stop 3720

January 31, 2008

Via U.S. Mail and Fax (305-446-1382)
Mr. Luis Alvarez
Chief Executive Officer
Tradequest International, Inc.
806 Douglas Road, Suite 580
Coral Gables, FL 33134

     RE: **Tradequest International, Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2006
               Filed April 2, 2007
               Forms 10-Q for March 31, 2007, June 30, 2007 and September 30, 2007
               File No. 0-03296

Dear Mr. Alvarez:

We issued comments to you on the above caption filings on December 21, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 14, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 14, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 if you have any questions.

               Sincerely,

               Kyle Moffatt
               Accountant Branch Chief